January 29, 2009

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Station Casinos, Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008
Form 10-Q for the Period Ended September 30, 2008
Form 8-K Furnished May 12, 2008
Form 8-K Furnished August 11, 2008
File Number: 001-06075

Dear Mr. Shenk:

Station Casinos, Inc. (the “Company,” “Station,” “we,” “our,” or “us”) has received and reviewed the comments in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated January 15, 2009.  The purpose of this letter is to provide our response to those comments.

To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response and when requested, revised disclosure in bold text.

Form 10-K for the Year Ended December 31, 2007

Notes to the Consolidated Financial Statements, page 64

Summary of Significant Accounting Policies and Basis of Presentation, page 64

1.              Refer to your response to our prior comment number 2. Please further expand your disclosure in the notes to the financial statements to provide more description of how annual amortization of the customer relationship intangible asset using the “income forecast methodology” you employ is determined, consistent with information you have provided us. For example, to the extent appropriate, consider disclosing that the fair value of the customer relationship intangible asset initially recorded and amortization thereof is based upon projected net cash flows associated with rated casino guests and what you consider to be a reasonable attrition factor of such cash flows over future periods,

Securities and Exchange Commission

January 29, 2009

with the annual amortization based on a percentage derived from such cash flows. Provide further details and factors as necessary and appropriate for a full understanding of how the annual amortization is determined and the period of time over which recognized. For example, to the extent appropriate, consider factors you considered in determining the attrition factor, including emphasis of the strong association throughout your existence between your operations and the residents local to your locations in support of the attrition factor. Please provide us with a copy of your intended expanded disclosure.

RESPONSE

As requested by the Commission,  the following additional disclosure will be made to the Summary of Significant Accounting Policies and Basis of Presentation related to the customer relationship intangible asset:

Goodwill and Other Intangible Assets

In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, we test for impairment of goodwill and indefinite-lived intangible assets annually and in certain situations between those annual dates. For the predecessor period from January 1, 2007 through November 7, 2007 (the “Predecessor Period”), we utilized fair values established through a third-party business valuation to determine any possible impairment. For the years ending December 31, 2006 and 2005, we utilized the Income Approach, which focuses on the income-producing capability of the respective property during the fourth quarter of each fiscal year. The underlying premise of this approach is that the value of an asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the subject asset. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the respective property and converting these after-tax cash flows to present value through discounting. The discounting process uses a rate of return, which accounts for both the time value of money and investment risk factors. The present value of the after-tax cash flows is then totaled to arrive at an indication of the fair value of the assets. Under both methods, if the carrying of the assets exceeds the fair value, then impairment is measured based on the difference between the calculated fair value and the carrying value.

The customer relationship intangible asset refers to the value associated with our rated casino guests. The initial fair value of the customer relationship intangible asset was based on the projected net cash flows associated with these casino guests.  We have utilized the income forecast approach as our basis for amortization of the customer relationship

Securities and Exchange Commission

January 29, 2009

intangible asset.  The percentage of annual amortization applied each year is based on expected future net cash flows associated with our rated casino guests and an expected attrition rate.  We believe this approach better reflects the pattern in which the economic benefits of the intangible asset are consumed.  The attrition rate was determined in part quantitatively using historical customer data and qualitatively based on the consistency of our rated casino guests which is predominantly Las Vegas local residents as opposed to out of town customers. The remaining definite-lived intangible assets are being amortized ratably over their estimated useful lives.

Inherent in the reviews of the carrying amounts of the above assets are various estimates. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flows are based on the current regulatory, political and economic climates, recent operating information and budgets of the various properties where we conduct operations. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to our properties. Once an impairment of goodwill or other intangible assets has been recorded, it cannot be reversed.

For the Predecessor Period, we determined that an impairment of goodwill at Magic Star and Gold Rush totaling approximately $8.0 million existed which we recorded. We determined that there was no impairment during 2006 or 2005.

2.              Please include disclosure in the notes to the financial statements of the material risks associated with the concentration of your customer base to your local economy, including those specific to your customer relationship intangible asset, pursuant to paragraphs 20-24 of SOP 94-6, and that significant estimates are associated with the carrying amount and amortization thereof in regard to the customer relationship intangible asset, pursuant to paragraphs 12-19 of SOP 94-6.

RESPONSE

As requested by the Commission, we will include such disclosure in future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2008.

Securities and Exchange Commission

January 29, 2009

Management’s Discussion and Analysis, page 33

Critical Accounting Policies, page 51

3.              In connection with the above two comments, please provide robust disclosure in regard to the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates specific to the determination of the annual amortization of the customer relationship intangible asset and to your assessment of impairment of the carrying amount of the asset. If projected net cash flows associated with rated casino guests that underlie the basis of determining annual amortization are subject to revision, discuss the significant factors that would cause such revision and associated variation in the amount of the annual amortization and period of time over which recognized, and the impact of such revisions on your evaluation of impairment of the asset. Quantify associated effects and sensitivity to the extent appropriate and meaningful. Please provide us with a copy of your intended disclosure.

RESPONSE

As requested by the Commission, we will update our Critical Accounting Policies as follows:

Goodwill and Other Intangible Assets

In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, we test for impairment of goodwill and indefinite-lived intangible assets annually and in certain situations between those annual dates. For the predecessor period from January 1, 2007 through November 7, 2007 (the “Predecessor Period”), we utilized fair values established through a third-party business valuation to determine any possible impairment. For the years ending December 31, 2006 and 2005, we utilized the Income Approach, which focuses on the income-producing capability of the respective property during the fourth quarter of each fiscal year. The underlying premise of this approach is that the value of an asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the subject asset. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the respective property and converting these after-tax cash flows to present value through discounting. The discounting process uses a rate of return, which accounts for both the time value of money and investment risk factors. The present value of the after-tax cash flows is then totaled to arrive at an indication of the fair value of the assets. Under both methods, if the carrying value of the assets exceeds

Securities and Exchange Commission

January 29, 2009

the fair value, then impairment is measured based on the difference between the calculated fair value and the carrying value.

The customer relationship intangible asset refers to the value associated with our rated casino guests. The initial fair value of the customer relationship intangible asset was based on the projected net cash flows associated with these casino guests.  We have utilized the income forecast approach as our basis for amortization of the customer relationship intangible asset.  The percentage of annual amortization applied each year is based on expected future net cash flows associated with our rated casino guests and an expected attrition rate.  We believe this approach better reflects the pattern in which the economic benefits of the intangible asset are consumed.  The attrition rate was determined in part quantitatively using historical customer data and qualitatively based on the consistency of our rated casino guests which is predominantly Las Vegas local residents as opposed to out of town customers. The remaining definite-lived intangible assets are being amortized ratably over their estimated useful lives.

The customer relationship intangible asset is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  Increased competition within the gaming industry or a downturn in the economy could have an impact on our customer relationship intangible asset.  Declines in the customer spending which would impact the expected future cash flows associated with our rated casino guests,  declines in the number of visitations which could impact the expected attrition rate of our rated casino guests or an erosion of our operating margins associated with our rated casino guest could cause the carrying value of the customer relationship asset to exceed the fair value.  In this event an impairment based on the difference between the calculated fair value and the carrying value would be recognized.

Inherent in the reviews of the carrying amounts of the above assets are various estimates. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flows are based on the current regulatory, political and economic climates, recent operating information and budgets of the various properties where we conduct operations. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and

Securities and Exchange Commission

January 29, 2009

access to our properties. Once an impairment of goodwill or other intangible assets has been recorded, it cannot be reversed.

For the Predecessor Period, we determined that an impairment of goodwill at Magic Star and Gold Rush totaling approximately $8.0 million existed which we recorded. We determined that there was no impairment during 2006 or 2005.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Management’s Discussion and Analysis, page 28

Liquidity and Capital Resources, page 33

4.              Refer to your response to our prior comment number 9. Please ensure that the intended revised disclosure indicated in the response includes underlying qualitative factors affecting your cash flows provided by operating activities, as appropriate. For example, it appears the factors discussed in your response to our prior comment number 10 would be meaningful in this regard, particularly in explaining decreases in net revenues. Given that each of your casinos cater primarily to local Las Vegas area residents, a further qualitative discussion on the economic circumstances affecting local communities appears to be information that would be useful in analyzing decreases in net revenues.

RESPONSE

As requested by the Commission, we will include such disclosure in future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2008.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Management’s Discussion and Analysis, page 29

Results of Operations, page 31

5.              Please explain to us and disclose the reason why margin for the Major Las Vegas Operations, computed as the ratio of its operating income to its net revenues, increased in the current three month period relative to the comparative prior year period and is about the same for the nine month periods. Further, we note that the margin trends for the Major Las Vegas Operations, and casino, food and beverage and room as presented on page 32, vary in direction and extent relative to one another in the periods presented. We believe including a discussion of the factors affecting these margin trends

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January 29, 2009

relative to one another in such circumstances give readers a better perspective of your results of operations.

RESPONSE

Quarterly operating margins for the three months ending March 31, 2007, June 30, 2007 and September 30, 2007 were 27.4%, 23.2% and 19.1%, respectively. Quarterly operating margins for the three months ending March 31, 2008, June 30, 2008 and September 30, 2008 were 25.4%, 22.9% and 21.6%, respectively. Although we experienced a decline in operating margin in both years, the decline in 2007 was more rapid. This is a result of our operating costs and expenses continuing to increase during 2007 as we aimed to operate our properties at the same or similar levels of staffing and offered the same amenities as years past even though our net revenues were declining. During 2008, we saw a continued decline in the net revenues of our Major Las Vegas Operations and begin making operational adjustments to reduce expenses, such as reduced promotional spending, staffing, incentive compensation and hours of operation at some of our restaurant offerings. Because of these actions to reduce expenses, the operating margin for the Major Las Vegas Operations was not as largely affected by reduced net revenues. During the nine months ended September 30, 2008, our reduction in expenses maintained our margin consistent with the nine months ended September 30, 2007.

As requested by the Commission, to the extent applicable, we will include a discussion of the factors affecting casino, food and beverage and room margin trends relative to one another in future filings.

Change in Fair Value of Derivative Instruments, page 35

6.              Given its materiality to your results of operations, please expand your disclosure to discuss the basis for the change in fair value resulting in a gain and the amount thereof reported in each period.

RESPONSE

As requested by the Commission, we will include such disclosure in future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2008.

Securities and Exchange Commission

January 29, 2009

Form 8-K Furnished May 12, 2008

Exhibit 99.1

7.                           Refer to your response to our prior comment number 6. We are not convinced that you have substantially justified, specific to your circumstances, why “Adjusted EBITDA” is useful to investors in evaluating your operations. Stating that this measure is widely used in the gaming industry and is a principal basis for the valuation of gaming companies is not a substantive reason specific to you that justifies its usefulness. Refer to footnote 44 of FR-65. Moreover, it is not clear how “Adjusted EBITDA” presents the most accurate measure of your principal operating results as indicated in your intended revised disclosure. In this regard, it is not clear why a component of compensating your employees (equity based compensation expense) and depreciation and amortization expense (given the reliance of your operations on property and equipment and that the customer relationships intangible is a principal asset representative of a material source of your revenues) are not considered part of your principal operating results. Further, your intended revised disclosure indicates that management believes it is beneficial to adjust for the indicated additional items to present consistent principal operating results period over period.  If your implication is that “Adjusted EBITDA” facilitates period to period comparisons by eliminating certain variances in items eliminated, we caution you that a non-GAAP measure should never be used in an attempt to “smooth” earnings. In view of the aforementioned, we believe you should discontinue presenting “Adjusted EBITDA.”

RESPONSE

The Company’s current capital structure is limited to the non-trading public equity of Fertitta Colony Partners LLC and Fertitta Partners LLC and the various debtholders who hold the Company’s publicly traded Senior and Senior Subordinated Notes.  As previously described in our response to the Commission, our management team uses Adjusted EBITDA both internally in evaluating our operating performance and in financial decision-making and externally when communicating to both our equity and debt stakeholders. We equally and prominently disclose US GAAP whenever we present Adjusted EBITDA.    The components to reconcile Net Income to Adjusted EBITDA have been established over time with input from our external stakeholders to deliver information they deem meaningful in evaluating our business and most importantly in creating transparency in the financial information reported to them.

In responding to the Commission’s comment above that we supplement our previous explanation to substantially justify, specific to our circumstances, why “Adjusted EBITDA” is useful to investors we offer the following.   Our equity stakeholders consist principally of management of the Company and our private equity partner, who takes an active role in the management of our Company. Our debt stakeholders consist of those who hold our Senior and Senior Subordinated Notes. Due to our existing capital structure, financial information used by these stakeholders to manage and/or measure our business focuses on Adjusted EBITDA.  We believe that our debt stakeholders use Adjusted EBITDA as an appropriate financial measure in determining the value of their investment. As it relates to our equity stakeholders, we have embedded this key metric in all of our internal management reporting including our individual property budgeting process, calculations of return on investment for existing and proposed projects, monthly property operating financial statements and in the evaluation of incentive compensation related to property management. Financial reviews to executive management by property management and subsequent communications to the Board of Directors focuses on Adjusted EBITDA as the primary measure of the relative success or failure of property operating results during a period.  Our personnel are constantly trained in the consistent calculation and application of Adjusted EBITDA in communicating our financial activities.  This focus on Adjusted EBITDA also forms the basis for excluding non-cash charges such as depreciation and amortization related to property and equipment, equity-based compensation and amortization of intangibles when deriving Adjusted EBITDA.

Securities and Exchange Commission

January 29, 2009

Finally,  we have historically reported this measure and believe that the continued inclusion of Adjusted EBITDA provides consistency in our financial reporting and to not do so would be a serious detriment to both our equity and debt stakeholders depriving them of another financial metric which permits insight into the business activities of our Company. In the spirit of footnote 44 of FR-65, we believe that there is substantive justification to continue to present Adjusted EBITDA going forward.

Acknowledging the Commission’s comments surrounding our description of the basis for reporting Adjusted EBITDA, we propose adjusting our existing disclosure as follows:

EBITDA, earnings before interest, taxes, depreciation and amortization, is a widely used measure of operating performance in the gaming industry and is a principal basis for the valuation of gaming companies. The Company has traditionally adjusted EBITDA when evaluating its own operating performance because it believes that the inclusion or exclusion of certain non-cash recurring and non-recurring items is necessary to present the most accurate measure of its principal operating results and as a means to assess results period over period.  The Company refers to the financial measure that adjusts for these items as Adjusted EBITDA.   The Company believes, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Adjusted EBITDA is a useful financial performance measurement for assessing the operating performance of the Company and is used by management in making financial and operational decisions. In this regard, Adjusted EBITDA is a key metric used by the Company in its individual property budgeting process, when calculating returns on investment on existing and proposed projects and in the evaluation of incentive compensation related to property management. Adjusted EBITDA consists of net income (loss) plus income tax (provision) benefit, interest and other expense, net, loss or gain on asset disposals, net, preopening expenses, equity-based compensation expense, lease termination costs, other non-recurring and non-cash costs, depreciation, amortization and development expense.  The Company has historically reported this measure and management believes that the continued inclusion of Adjusted EBITDA provides the consistency in our financial reporting required by our stakeholders.  In addition, management believes that our debt stakeholders use Adjusted EBITDA as an appropriate financial measure in determining the value of their investment.  To evaluate Adjusted EBITDA and the trends it depicts, the components should be considered.  The impact of income tax (provision) benefit, interest and other expense, net, loss or gain on asset disposals, net, preopening expenses, equity-based compensation expense, lease termination costs, other non-recurring and non-cash costs, depreciation, amortization and development expense, each of which can

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January 29, 2009

significantly affect the Company’s results of operations and liquidity and should be considered in evaluating the Company’s operating performance, cannot be determined from EBITDA. Adjusted EBITDA is used in addition to and in conjunction with GAAP measures and should not be considered as an alternative to net income (loss), or any other GAAP operating performance measure. To compensate for the inherent limitations of the disclosure of Adjusted EBITDA, the Company provides relevant disclosure of its depreciation and amortization, interest and income taxes, capital expenditures and other items in its reconciliations to GAAP financial measures and consolidated financial statements, all of which should be considered when evaluating the Company’s performance.  In addition, it should be noted that not all gaming companies that report Adjusted EBITDA or adjustments to such measures may calculate Adjusted EBITDA or such adjustments in the same manner as the Company, and therefore, the Company’s measure of Adjusted EBITDA may not be comparable to similarly titled measures used by other gaming companies.  A reconciliation of Adjusted EBITDA to EBITDA to net income (loss) is included in the financial schedules accompanying this release.

Form 8-K Furnished August 11, 2008

Exhibit 99.1

8.                           Refer to your response to our prior comment number 11. If “EBITDA” for the CMBS properties is calculated in accordance with the definition of “EBITDAR” in your CMBS loan and security agreement, then the measure should be so described.

RESPONSE

The Company will discontinue the practice of disclosing EBITDA for the CMBS Properties.

9.                           Based on your response to comment number 11, it appears that the measure referred to in the preceding comment is for a very narrow purpose, that is, assisting your CMBS lenders in calculating your debt covenant ratios. To be of general usefulness to your readers, we believe you should provide

Securities and Exchange Commission

January 29, 2009

disclosure that states the basis for separately presenting this measure, and that establishes the materiality of this measure and related financing arrangements and provisions therein to you. In this regard, we would expect your disclosure to address (i) the significant provision(s) within the arrangement to which the measure relates and how such provision(s) is(are) material to these arrangements; (ii) how such provisions and the arrangement in total are material to you; (iii) the specific thresholds, limits, ratios and amounts within the arrangement to which the measure relate; (iv) specific assessment of compliance with each of the applicable items indicated in (iii), with assessment of the circumstances in which any of the items in (iii) are being violated. Refer to question and answer 10 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, “ available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, for further guidance. Please provide us with a copy of your intended disclosure. If the general usefulness of this measure cannot be established, please discontinue presenting the measure.

RESPONSE

The Company will discontinue the practice of disclosing EBITDA for the CMBS Properties.

10.                     If the general usefulness of “EBITDA” in regard to the CMBS properties is established, please reconcile it to the most comparable GAAP measure. In this event, it appears to us this measure may be solely useful in regard to your liquidity and capital resources. In this context, the measure should be reconciled to “cash flows of operating activities” of your statement of cash flows.

RESPONSE

The Company will discontinue the practice of disclosing EBITDA for the CMBS Properties.

Attached is a statement from the Company acknowledging the items requested in your original letter.

Securities and Exchange Commission

January 29, 2009

If I can be of any assistance to your or should you have any questions, please do not hesitate to contact me at (702) 495-4210 or contact Curt Mayer, our Vice President of Finance at (702) 495-4242.

Sincerely,

/s/ Thomas M. Friel
Thomas M. Friel
Executive Vice President,
Chief Accounting Officer and Treasurer

Attachments

cc:	Thomas Roche, Ernst & Young
Ken Baronsky, Milbank Tweed Hadley & McCloy

Securities and Exchange Commission

January 29, 2009

The undersigned, on behalf of Station Casinos, Inc. (the “Company”), acknowledges:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•                  Comments by the Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Thomas M. Friel
Thomas M. Friel
Executive Vice President,
Chief Accounting Officer and Treasurer